Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1—NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2—DATE OF MATERIAL CHANGE

October 11, 2012

ITEM 3—NEWS RELEASE

A news release describing this material change was issued on October 11, 2012 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4—SUMMARY OF MATERIAL CHANGE

On October 11, 2012, Theratechnologies Inc. (the “Company”) announced that Mr. John-Michel T. Huss was leaving his role as president and chief executive officer and as director of the Company, effective immediately.

ITEM 5—FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On October 11, 2012, the Company announced that Mr. John-Michel T. Huss was leaving his role as president and chief executive officer and as director of the Company, effective immediately.

On an interim basis, Mr. Luc Tanguay, Senior Executive Vice President and Chief Financial Officer, will be fulfilling the duties of president and chief executive officer.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6—RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7—OMITTED INFORMATION

Not applicable.

ITEM 8—EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

ITEM 9—DATE OF REPORT

October 16, 2012.